FEDER KASZOVITZ LLP
ATTORNEYS AT LAW

845 THIRD AVENUE
NEW YORK, N. Y. 10022-6601

Telefax 212-888-7776	Telephone: 212-888-8200	Writer's Ext.: 5431

June 22, 2009

VIA EDGAR

Securities and Exchange Commission
Adam Phippen, CPA
Division of Corporate finance
100 F Street, N.E.
Washington, D.C.  20549-5546

RE:      Innovative Food Holdings, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed July 31, 2008
Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008
Filed July 31, 2008, August 14, 2008 and November 10, 2008
File No. 0-9376

Gentlemen:

We are general counsel to the Company.  By letter dated March 6, 2009 (the “Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to the Company comments on the above-listed filings.  On behalf of the Company we are responding to the Staff’s comments contained in the Letter.  The numbered paragraphs below correspond to the numbered comments in the Letter.

1.) The financial statements and related disclosures for the twelve months ended December 31, 2007 have been restated and included in the Form 10-K for the twelve months ended December 31, 2008 as filed with the Commission on April 15, 2009 (the “2008 10-K”).

2.) We have revised and expanded these disclosures on pages 10 and 11 of the 2008 10-K for the period ended December 31, 2008, filed on April 15, 2009.

3.) We have recalculated the EPS and the difference is approximately two cents.  We do not believe that this is a material amount (although it may be material as a percentage) and inasmuch as this deals with a number that is more than 2.5 years old, we further believe that amending the 2006 financial statements at this time would not provide any benefit to the company’s shareholders, or to the market in general, that would justify the expense entailed.  Simply stated, we do not believe that under the “reasonable man” standard, the common good would be served by forcing the company to use scarce resources in this manner, especially in a situation where the general mix of information available about the company’s operations is sufficient to provide an accurate picture.  Please see our response below to item 8 where we further expound upon the reasonable man standard.

4.) We have revised this disclosure on page 22 of the 2008 10-K.

5.) We have expanded our disclosure on page 24 of the 2008 10-K.  Note that there is no reconciliation of basic and fully diluted earnings per share because fully diluted earnings per share is not disclosed on the statement of operations because it would be anti-dilutive.

6.) We have revised our accounting for stock-based compensation, along with the related disclosure on page 25 of the 2008 10-K.

7.) This disclosure has been restated on page 27 of the 2008 10-K.

8.) As disclosed on page 35 of the 2008 10-K, we now amortize the discounts to convertible notes payable over the stated terms of the related notes.

For the twelve months ended December 31, 2007 and 2006, on the statement of cash flows (page 17 of the 2007 10-K) we originally reported amortization of discounts on convertible notes payable of $54,000 and $9,000, respectively.  The amended amounts are $181,952 and $486,221 for the years ended December 31, 2007 and 2006, respectively, which represent increases of $127,952 and $477,221, respectively.

We have restated our financial statements for the year ended December 31, 2007 in the 2008 10-K.  The error in the financial statements for the year ended December 31, 2006 was only $477,221.  We do not intend to restate our financial statements for the year ended December 31, 2006 for the following reasons.  SAB Topic 1:M suggests that the use of a “rule of thumb” approach is acceptable as an initial step in determining materiality of a particular item.  However, the staff also suggests that other facts and circumstances should be considered in making this determination.  The final decision regarding materiality should be made in consideration of the Supreme Court’s “reasonable man” theory; or, would the change be viewed by a reasonable investor as having significantly altered the total mix of information available.

We believe that the amount of this change should be compared to the total amount of non-cash income and expenses (net) in the financial statements for this period, which is a net amount of $11,816,814.  The $477,221 represents only 4% of this amount, which is under our 5% “rule of thumb” threshold. In addition, we believe that a reasonable investor would primarily consider the operating results of our company, such as revenue, cost of sales, and operating income, and place less emphasis on the other income and expense items, particularly when these items of other income and expense consist of non-cash items, and items valued based upon valuation models.  We feel that amending our results for December 31, 2006 for this error would cause more confusion than clarity for current investors.

When a convertible note payable enters default status, we immediately expense the balance of any discount related to the beneficial conversion feature of that note pursuant to the guidance in EITF 00-27.

9.) The aggregate amount of discounts on notes payable charged to operations is disclosed on page 34 of the 2008 10-K.

10.) We revised our accounting for the beneficial conversion features embedded in notes payable that are not in-the-money, and have utilized derivative liability treatment for these conversion options.  We disclosed the $95,588 fair value of the embedded conversion feature of the February 7, 2006 note on page 33, and the $7,966 fair value of the embedded conversion feature of the May 19, 2006 note on page 34 of the 2008 10-K.   We accounted for the addition of these conversion features as modifications of the original notes, pursuant to the scope exception for the addition of conversion options contained within EITF 06-6.

11.) We have revised our accounting for the beneficial conversion features of these notes to recognize embedded conversion features and recognized derivative liabilities. We have also revised our disclosure on page 34 of the 2008 10-K.

12.) We believe that the disclosure on pages 28-34 of the 2008 10-K now contains an adequate description of the significant covenants and conditions as well as our status with respect to any defaults.

13.) We have revised our accounting treatment for conversion options, and now apply derivative liability treatment for all embedded conversion options, whether or not they are in the money.  Before the triggering event, we accounted for embedded conversion options via the equity method.  We have also expanded our disclosures on page 36 of the 2008 10-K.

14.) These disclosures are included on page 36 of the 2008 10-K.

15.) These disclosures are included on page 37 of the 2008 10-K.

16.) These revised disclosures are included on pages 37 and 38 of the 2008 10-K.

17.) These revised disclosure are included on pages 41 and 42 of the 2008 10-K.

18.) We have changed the components of the Black-Scholes models used to value the stock options and warrants at each reporting date. These components are disclosed on page 42 of the 2008 10-K.

19.) We have applied the guidance contained in EITF 96-19, and have performed a test of the cash flows of each of the related notes before and after the transaction which extended the notes in exchange for warrants. We have included the value of the warrants the 10% calculation, and have determined that the value of the note after the transaction exceeds the value before the transaction by the value of the warrants, or $168,240. This amount exceeds the 10% threshold, and we have concluded that a substantial modification of these notes has occurred. We have recorded a loss on extinguishment of debt in the aggregate amount of $168,620 on our statement of operations for the twelve months ended December 31, 2008.

20.) The disclosure under Controls and Procedures has been revised on page 46 of the 2008 10-K to indicate that management’s controls and procedures were inadequate in 2007.

21.) Revised certifications, in compliance with Item 601(b)(31) of Regulation S-K, have been included in the 2008 10-K.

22.) These comments as applicable to the Form 10-Q for the fiscal quarter ended September 30, 2008 will be addressed, as with the other quarterly periods, in the prior year comparative financial statements in our Forms 10-Q for 2009.

23.) We have revised our accounting for stock-based compensation in the 2008 10-K for the year ended December 31, 2008.  These comments, as applicable to the Form 10-Q for the fiscal quarter ended September 30, 2008, will be addressed, as with the other quarterly periods, in the prior year comparative financial statements in our Forms 10-Q for 2009.

24.) We valued the impairment as follows:

initial note value	$285,000
revised value	(165,000)
decreased note value	120,000
interest write off	7,147
value of stock	9,000
value of warrants	5,977

total impairment	$142,124

We have clarified our disclosure regarding this transaction on page 26 of the 2008 10-K.

25.) While we continue to believe that our relationship with US Foods depends upon our service and pricing and not on the existence of a contract, we will nonetheless include some additional disclosure about the status of the relationship and file the extension as an exhibit to our next Quarterly Report on Form 10-Q.

26.) Enhanced disclosure of these matters has been included in the 2008 10-K and, to a lesser degree, in the 10-Q filed for the first quarter of 2009.  We will provide additional disclosure as requested in our future 1934 Act filings.

The Company has authorized us to state on its behalf that it is aware and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Very truly yours,

/s/ IRVING ROTHSTEIN
Irving Rothstein